ANDREWS KURTH LLP ATTORNEYS	600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

November 23, 2005

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3651

  Re:
  Linn Energy, LLC
  Amendment No. 2 to Registration Statement on Form S-1
  Filed on October 31, 2005
  File No. 333-125501

Dear Mr. Schwall:

        On behalf of Linn Energy, LLC (the "Registrant"), we are filing Amendment No. 3 to the above referenced registration statement (the "Registration Statement").

        In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated November 18, 2005 (the "Comment Letter"), with respect to Amendment No. 2 to the above captioned filing. For your convenience, we have repeated the comments and requests for additional information as set forth in the Comment Letter. The Registrant's response to each comment or request is set forth immediately below the text of the applicable comment or request.

        Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Form S-1

General

Comment 1:

We reissue prior comment 2 as it relates to your filing of all required exhibits and appendices, including the limited liability agreement and opinions of counsel.

  Response:

  We have filed with Amendment No. 3 all additional exhibits. The only remaining exhibit is the underwriting agreement, which we will file as soon as possible so that the Staff has adequate time to review. Please see Exhibits 3.3 (Second Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC), 5.1 (Opinion of counsel as to legality), 8.1 (Opinion of counsel as to tax matters), 10.7 (First Amendment to Credit Agreement and Consent) and 10.10 (Form of Linn Energy, LLC Long-Term Incentive Plan) to the Registration Statement.

Comment 2:

We note your response to prior comment 3. Please continue to monitor your need to update the information contained in your registration statement, including updated Capitalization table information and updated information regarding your NASDAQ application. With regard to bracketed information, we refer to items such as percentages and the amount of dilution to new investors.

  Response:

  As soon as is practicable following the filing of the revised Registration Statement, we will submit to the NASDAQ our responses to their comments and requests for additional information as well as the required Corporate Governance Certification Form. We believe that our responses and the form will address all outstanding issues with respect to our NASDAQ listing application.

  We believe that the only information in the Registration Statement that will change (assuming an effective date prior to the end of this year) will be such information as is impacted by pricing information. Additionally, certain information in the form of limited liability company agreement has been bracketed.

Comment 3:

Revise to make clear that absent the $17.2 million in borrowings under the credit facility, you would experience a shortfall of that amount in 2006. We note the tabular disclosure you provided in response to prior comment 5 in that regard.

  Response:

  We have revised the Registration Statement where appropriate by explicitly stating that absent the $17.9 million in borrowings under the credit facility, we would experience a shortfall of that amount in 2006. Please see the revised disclosure on the prospectus cover page and pages 4, 9, 17, 41, 42, 43, 44, and 49.

Summary Historical and Pro Forma Consolidated Financial and Operating Data, page 11

Comment 4:

We note that you have disclosed pro forma financial information for your statements of operations data as of December 31, 2004. Please also disclose pro forma financial information for your statements of operations data and balance sheet data as of your most recent interim period. This comment also applies to your selected financial information disclosed beginning on page 51.

  Response:

  We have revised the Registration Statement accordingly. Please see the revised financial disclosure and tables on pages 11, 12, 13, 53, 54 and 55.

Summary Reserve and Operating Data, page 14

Comment 5:

We have reviewed your response to prior comment number ten. Please revise your caption to refer to the standardized measure rather than also referring to the term PV-10. The metric PV-10 can be defined differently and the current presentation may cause investor confusion. This comment applies to all such disclosure throughout your registration statement.

  Response:

  We have revised the Registration Statement to remove any reference to the term PV-10. Please see the revised disclosure on pages 1, 14, 15, 21, 56, 57, 78, 83 and B-3.

Comment 6:

We note your disclosure in note (2) on page 15. Please remove your reference to PV-10 and clarify that your calculation of the standardized measure does not include income tax solely for the reason that you as a LLC are not subject to income tax, if true. Otherwise revise your calculation and its definition to comply with paragraph 30 of SFAS 69.

  Response:

  We have revised the Registration Statement accordingly. Please see the revised disclosure on page 15.

Cash Distribution Policy and Restrictions on Distributions, page 38

Comment 7:

In our prior comment number 18, we requested that you include a discussion that identifies when you anticipate being able to achieve the level of expected cash distributions and the means by which you intend to achieve such levels. We also requested that you include a discussion of the types and levels of activities you will need to undertake to generate the cash flows you describe. We were unable to locate these disclosures. In your next amendment, please provide a robust discussion of the specific timetables and various alternatives (i.e. expansion of production, acquisitions, etc.) that the company may pursue in order to achieve the distributable cash flows you intend to generate.

  Response:

  We added disclosure to clarify that as long as our drilling capital expenditures are at a level intended to generate growth in production, we do not anticipate being able to achieve levels of operating cash flow for the foreseeable future that absent significant borrowings would allow us to fund our drilling capital expenditures and our anticipated cash distributions at the same time. We have also included a discussion of the types and levels of activities we will need to generate the cash flows we describe. We have included a detailed tabular presentation on a quarterly basis of the drilling activities we plan and the cash flows resulting therefrom as well as the expenditures necessary to achieve such drilling levels and the resulting production. Further, we have added clarifying disclosure to state that absent significant delays in our drilling program, and based on our current level of production (21.6 MMcfe/d at October 31, 2005) and 2006 forecasted production being hedged at an average of 94%, we anticipate being able to achieve the distributable cash flow levels we intend to generate. Please see pages 44, 46, and 49.

Comment 8:

Prior comment 18 bullet point four asked you to provide the tabular information in your revised disclosure. Please revise accordingly.

  Response:

  At the Staff's request, we have included a detailed tabular presentation, based on the available historical information, of our estimated cash available to pay distributions over each of the four quarters of 2006. Please see page 44.

Comment 9:

Please expand your disclosures to clearly indicate the company's intentions regarding cash reserves for general operations and debt service. If the company intends to retain no cash reserves in excess of anticipated interest expense and operating expenses, please state this in your document.

  Response:

  We have revised the Registration Statement to disclose that we do not intend to maintain cash reserves in excess of anticipated interest expense and operating expenses. We believe that the amounts for such expenses included in our forecast are sufficiently higher than the amounts that will actually be required. Should actual expenses be more than the amounts assumed, we believe that we will have sufficient capacity under our credit facility to cover all such expenses. Please see the revised disclosure on pages 43, 45 and 52.

Comment 10:

We note your response to our comment 19 concerning your determination of Adjusted EBITDA. Please expand your disclosures to indicate, if true, that your revised credit facility does not allow for the early termination of swap agreements. In addition, please indicate that this covenant does not preclude you from sustaining realized losses on settlements of mature swap agreements. Also, as indicated in our original comment, please provide readers with an understanding of how you anticipate to source the cash necessary to cover the possible losses that may be sustained upon settlement of these swap agreements.

  Response:

  Our amended credit facility, commencing with the earlier of December 31, 2005 or the consummation of our initial public offering, will effectively prevent the early termination of existing swap agreements by providing for an adjustment of the borrowing base to reflect any losses (or gains) incurred in such termination. We therefore do not anticipate cancelling any swap agreements prior to maturity following the consummation of our initial public offering. Please see the revised disclosure on pages 16 and 41.

  Since only the cancellation of hedges prior to maturity requires an expenditure of cash and we do not anticipate canceling hedges prior to maturity in the future, we do not believe we will need to source additional cash to cover losses that may be sustained upon settlement of those swap agreements. Mature swap agreements require no additional cash as the proceeds from the sale of physical natural gas offset any potential losses. Please see the revised disclosure on pages 16 and 41.

Estimated Adjusted EBITDA, page 43

Comment 11:

Please disclose historical results alongside the 2006 information to enhance investor understanding of your expectations for 2006. Additionally include disclosure that explains and identifies all adjustments to EBITDA that have and/or will require the expenditure of cash.

  Response:

  We have included tabular presentation to present quarterly historical results alongside our 2006 quarterly forecast to enhance investor understanding of our expectations for 2006. Please see the tables on pages 44 and 46. Additionally, we have revised the Registration Statement to state that the only adjustments to EBITDA that have and/or will require the expenditure of cash are the termination of hedges prior to maturity. We do not anticipate canceling any swap agreements prior to maturity following the consummation of our initial public offering. Please see the revised disclosure on pages 16 and 41.

Employment Agreements, page 99

Comment 12:

We note your changes in response to prior comment 35. However, your disclosure does not provide much detail regarding howMr. Rockov's cash bonus will be determined. Therefore, we reissue prior comment 35.

  Response:

  We have revised the Registration Statement to explain how Mr. Rockov's cash bonus will be determined. Please see the revised disclosure on page 102.

Material Tax Consequences, page 122

Comment 13:

Disclose the information you provided in response to prior comment 40.

  Response:

  We believe that we have revised the Registration Statement to provide the information we provided in response to prior comment 40. Please see the revised disclosure on page 139.

Directed Unit Program, Annex A

Comment 14:

With regard to the materials to be provided to potential investors, we believe that it is inappropriate to require these individuals to confirm that they have "read" or "understood" any particular items. In that regard, we note that there are a number of references in Form I that require the potential investor to acknowledge that "I understand" the ensuing statements. Please revise all such materials to address this comment.

  Response:

  We have revised the Directed Unit Program materials in accordance with the Staff's comment. We are supplementally providing a marked version of the Directed Unit Program materials to show the changes made in response to the Staff's comment.

Linn Energy LLC

Financial Statements

Consolidated Balance Sheet

Comment 15:

We have reviewed your response to prior comment number 47 and your pro forma balance sheet reported on pages F-75. As previously requested, please report this information alongside your historical information with related note disclosure identifying the impact of your plans to repay debt and redeem membership interests.

  Response:

  We have revised the Registration Statement accordingly. Please see the revised consolidated balance sheets on pages F-4 and F-5 and the revised note disclosure on page F-31 identifying the impact of our plans to repay debt and redeem membership interests.

Comment 16:

Please expand your disclosure to explain the extent to which you capital structure is expected to change as a result of your initial public offering. To the extent your change in capital structure is not reflected in the latest balance sheet, please present a pro forma balance reflecting the use of proceeds to repay debt and redeem membership interests (but not giving effect to the offering proceeds) alongside the historical balance sheet in the filing, as contemplated by SAB Topic 1B.3. In addition, as a result in the change in your capital structure to include unit holders and the debt repayment and capital redemptions are to be paid out of proceeds of the offering rather than from the current year's earnings, present pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay these amounts (but only the amount that exceeds current year's earnings).

  Response:

  We have revised the Registration Statement to explain the extent to which our capital structure is expected to change as a result of our initial public offering. In addition, we have disclosed the fact that the debt repayment and capital redemptions are to be paid out of proceeds from the offering rather than from the current year's earnings. Please see the revised disclosure on page F-31. Additionally, we included pro forma loss per unit data on the Statement of Operations. Please see page F-6.

Note 1—Summary of Significant Accounting Policies

(b) Basis of presentation, page F-9

Comment 17:

We have reviewed your response to prior comment number 49 and note your disclosure on page F-31 that the impact was not material. Please support this conclusion, both in terms of your historical results of operations and your calculation of your standardized measure, which currently does not reflect income tax due to the your legal entity structure. Please also expand your disclosure when discussing your standardized measure to explain the impact of Linn Operating LLC being converted into a Subchapter C-corporation.

  Response:

  Our calculated deferred tax liability as of June 1, 2005 was approximately $75,000, which represented approximately 0.06% of our total assets or 0.4% of our net loss as of June 30, 2005. We have expanded our disclosure to report that the tax provision of Linn Operating, Inc., does not affect our Standardized Measure because our reserves are held by our subsidiary Linn Energy Holdings, LLC. Please see the revised disclosure on page 15.

Stock Based Compensation

Comment 18:

We have reviewed your response to prior comment number 53 and do not believe you have addressed our comment. It is reissued in its entirety. As previously requested, disclose how you account for all stock and equity based compensation. We note your disclosures related to the member interest held by your Chief Executive Officer which is to be redeemed in conjunction with your initial public offering as well as your disclosure of unit grants and unit options, restricted stock, phantom units and unit appreciation rights beginning on page 95.

  Response:

  We have revised the Registration Statement to disclose that all stock and equity based compensation is accounted for in accordance with SFAS 123(R). Please see the revised disclosure on page F-15. The redemption of members' interests held by our CEO will be recorded as a redemption and cancellation of units upon completion of the offering. The units that will be redeemed from the CEO in this offering are related to his initial investment in the Company. The original limited liability company agreement contained a provision that the ownership structure would change when Quantum Energy Partners received distributions at certain levels in excess of their initial contribution. To date, no distributions have been made and the ownership structure has not changed from the initial ownership structure.

Note 4—Related Party Transactions, page F-19

Comment 19:

We have reviewed your response to prior comment number 55 and do not believe you have addressed our comment. As previously requested, indicate whether or not the transactions were conducted at fair value.

  Response:

  We have revised the Registration Statement to indicate that the transactions were conducted at fair value. Please see the revised disclosure on page F-20.

EMAX Oil Company

Note 1—Basis of Presentation, page F-45

Comment 20:

We note your response to our prior comment number 65 that indicates Direct Operating Expense now includes production taxes. Please explain why your amended document does not reflect these amounts as restated. It appears the revised amounts encompass the period originally presented in your Form S-1.

  Response:

  In our initial filing, the period covered by the audit report was April 1, 2003 through May 30, 2003. However, the period currently presented is January 1, 2003 through May 30, 2003. The additional expense represents less than 1.5% of excess of revenues over direct operating expenses of Emax Oil Company and less than 0.04% of Linn Energy's net loss. Due to the fact that the adjustment was not material to the financial statements and the additional periods were reported, the financial statements were not marked as restated.

Natural Gas and Oil Property Acquired from Exploration Partners LLC

Supplemental Financial Information for Natural Gas and Oil Producing Activities, page F-74

Comment 21:

Please explain what you mean by your disclosure regarding the speculative nature of your estimates of economically recoverable gas and oil. Tell us whether or not management believes it has determined its estimates in a manner that they can be considered reliable based on the information available at the time they were made.

  Response:

  Management believes that it has determined its estimates of economically recoverable gas and oil reserves in a manner that was reliable based on the information available at the time those estimates were made, and did not intend to imply otherwise by the use of the word "speculative." We have revised the Registration Statement to state that the estimates are based on factors and assumptions that are to some degree "subjective," which we believe is a more accurate description of such factors and assumptions. Please see the revisions on pages F-48, F-53, F-58, F-63, F-69 and F-74.

Unaudited Pro Forma Combined Statement of Operations

Year Ended December 31, 2004, page F-75

Comment 22:

Please explain the nature of your adjustment to increase cash for the funding of offering costs paid prior to the completion of the offering. Tell us why it is appropriate to include such an adjustment in your pro forma balance sheet. Refer to Article 11 of Regulation S-X.

  Response:

  The adjustment reflects the cash we will retain from the offering proceeds for the reimbursement of offering expenses paid prior to the closing of the offering, such as legal fees and printing expenses. This adjustment was made in accordance with Regulation S-X, Section 11-02 (b)(6) in that it gives effect to the events (payment of offering costs) that are directly attributed to the transaction (offering) and are factually supportable.

Comment 23:

Please explain the nature of your adjustment for future plugging costs. Explain why this was not considered in your preliminary purchase allocation and tell us why it is appropriate to include such an adjustment in your pro forma balance sheet. Refer to Article 11 of Regulation S-X.

  Response:

  The adjustment to record future plugging costs was recorded on the date that we acquired the working interest in the wells from Exploration Partners because this was the date on which we incurred the legal liability of future plugging costs and thus were required to record a liability under SFAS 143. The adjustment represents an adjustment to the purchase price allocation in that the asset recorded represents the cash payments plus the liability of the plugging costs assumed. We have amended the disclosure to include the ARO liability with the purchase price allocation. Please see F-79.

Comment 24:

Please explain why you have recorded a pro forma adjustment for the payment of debt and how the amount of the adjustment was determined.

  Response:

  We recorded an adjustment to reflect the amount of the offering proceeds that will be utilized for the repayment of debt. The amount of the adjustment is consistent with the amount disclosed throughout the Registration Statement (please see pages 8, 35 and 36.) The adjustment is factually supportable and is based on the fact that on a pro forma basis, the offering occurred on September 30, 2005, as disclosed on page F-75.

Comment 25:

Please explain how you determined the amount to record as a pro forma adjustment for proceeds from the offering.

  Response:

  The pro forma adjustment for offering proceeds was calculated by multiplying the number of units (11,750,000) by the estimated public offering price of $20.00 less underwriting discounts and commissions of 7% or $1.40.

Comment 26:

Please explain why the payment of offering bonuses did not reduce your cash balance.

  Response:

  The payment of offering bonuses did not reduce our cash balance because we did not report the proceeds from the offering as an increase in cash. The pro forma balance sheet reports the proceeds from the offering as an increase in members' capital, and we reported the payment of the bonuses as an increase in accumulated loss. However, the pro forma balance sheet does not reflect the gross-up from the offering proceeds and subsequent payment of offering bonuses. The ending pro forma cash balance would not be affected if the adjustments were to be reported as an increase and subsequent decrease in cash.

Engineering Comments

Comment 27:

Comments below refer to the redline version of the document.

Comment 28:

We have not received your 9-30-05 reserve report. Be advised that we may have additional comments upon our review thereof.

  Response:

  The 9-30-05 reserve report is included in this Amendment. Please see Appendix C.

Business, page 76

Drilling Activity, page 84

Comment 29:

Please amend your table to distinguish between development and exploration wells per SEC Industry Guide 2.

  Response:

  We have revised the table to identify the wells as development wells or exploration wells. Please see the revised table on page 86. We do not have any exploration wells.

Notes to Consolidated Financial Statements, page F-9

Net Proved Natural Gas Reserves, page F-27

Comment 30:

Here you state, "The 11,673,905 Mcfe revisions of previous estimates are upward changes resulting from new information, with the majority of the increase related to development drilling that proved 45 additional undeveloped locations." This does not adhere to the guidance in Financial Accounting Standard 69, paragraph 11 wherein "Revisions represent changes... resulting from new information (except for an increase in proved acreage) normally obtained from development drilling..." Your 45 additional PUD locations appear to fulfill the criteria for extensions. Please amend your document to explain your significant reserve changes per FAS 69.

  Response:

  We have revised the Registration Statement to report the revisions as an increase in proved acreage in accordance with SFAS 69. Please see the revised disclosure on page F-27.

        Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to Gislar Donnenberg at (713) 220-4322 or Philip Peacock at (713) 220-4371.

Very truly yours,
/s/ GISLAR DONNENBERG
cc:
Melinda Kramer (Securities and Exchange Commission)
Kevin Stertzel (Securities and Exchange Commission)
Jill Davis (Securities and Exchange Commission)
Ronald Winfrey (Securities and Exchange Commission)
Timothy Levenberg (Securities and Exchange Commission)
Thomas P. Mason (Underwriter's Counsel)
Kolja Rockov (Registrant)